SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,352
	8	SHARED VOTING POWER 3,050,210
	9	SOLE DISPOSITIVE POWER 325,352
	10	SHARED DISPOSITIVE POWER 3,050,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership information is as of January 15, 2014.

Page 2 of 12 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,050,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,050,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IA, OO

*	Beneficial ownership information is as of January 15, 2014.

Page 3 of 12 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,255,468
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,255,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership information is as of January 15, 2014.

Page 4 of 12 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,197,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,197,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership information is as of January 15, 2014.

Page 5 of 12 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership information is as of January 15, 2014.

Page 6 of 12 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership information is as of January 15, 2014.

Page 7 of 12 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share, of Spark Networks, Inc. (“Spark Networks” or the “Issuer”). This Amendment No. 1 supplements the Schedule 13D previously filed on December 6, 2013 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $11,788,073 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $1,609,186 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. On December 5, 2013, Mr. Lewis spoke with representatives of the Issuer expressing his desire to be added immediately to the Board of Directors of the Issuer. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 8 of 12 pages

ITEM 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,255,468 shares of Common Stock representing 5.2% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 1,197,699 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 327,743 shares of Common Stock representing 1.4% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 269,300 shares of Common Stock representing 1.1% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 3,050,210 shares of Common Stock held by them, representing 12.8% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Mr. Lewis individually owns 325,352 shares of Common Stock representing 1.4% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 3,375,562 shares of Common Stock representing 14.1% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 23,920,803 shares of Common Stock outstanding as of November 13, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 as filed with the SEC on November 13, 2013.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,255,468 shares of Common Stock, 1,197,699 shares of Common Stock, 327,743 shares of Common Stock and 269,300 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 325,352 shares of Common Stock reported herein as individually owned by him.

Page 9 of 12 pages

(c) The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock since the filing of the Schedule 13D (and as previously reported by the Reporting Persons on Form 4 at the time of the respective transactions):

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/7/2014	48,701	$0	Distribution of shares on a pro rata basis to two limited partners in Osmium Capital, LP.

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/7/2014	380,398	$0	Distribution of shares on a pro rata basis to two limited partners in Osmium Capital II, LP.

John H. Lewis, Individually

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/8/2014	1,200	$6.29	Purchase
1/9/2014	23,900	$6.32	Purchase
1/10/2014	73,538	$6.23	Purchase
1/13/2014	48,200	$6.12	Purchase
1/14/2014	19,950	$6.10	Purchase
1/15/2014	15,000	$6.16	Purchase

Page 10 of 12 pages

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Page 11 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 15, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 12 of 12 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement